Financial Investors Trust 485BPOS

Exhibit (h)(100)

Amendment to Chief Compliance Officer Services Agreement

Financial Investors Trust - Emerald Funds

This Amendment dated as of September 10, 2019 (this “Amendment”) is to the Chief Compliance Officer Services Agreement dated March 16, 2012, as amended (the “Agreement”), by and between ALPS Fund Services, Inc., a Colorado corporation (“ALPS”) and Financial Investors Trust, a Delaware statutory trust (the “Trust”). Any items not herein defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, ALPS and the Trust wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Effective as of the date of this Amendment, Section 3(a) of the Agreement is replaced in its entirety with the following:

As compensation for the performance of the Services on behalf of the Trust, the Trust shall pay to ALPS, or shall cause the Trust to pay to ALPS, during the Term an annual fee of $40,000 and an additional annual fee of $5,000 for each additional Fund beyond 4 Funds, paid 1/12 on a monthly basis (or a pro rata portion thereof for a partial month) (the “Fee”). Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Trust and such fees are subject to renegotiation between the parties to the extent such information is determined to be materially different from what the Trust originally provided to ALPS. During each year of the Term, unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent with those provided in the previous year of this Agreement, the total fee that would be charged for the same services would be the Fee subject to an annual cost of living increase based on any increase in the Annual Average Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Aurora-Lakewood area, as published each January by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties.

2.	Effective as of the date of this Amendment, Exhibit A to the Agreement is replaced in its entirety with the new Exhibit A attached hereto and incorporated by reference herein.

Exhibit (h)(100)

3.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

FINANCIAL INVESTORS TRUST,		ALPS FUND SERVICES, INC.
on behalf of the Funds

By:	/s/ Bradley J. Swenson	By:	/s/ Rahul Kanwar
Name:	Bradley J. Swenson	Name:	Rahul Kanwar
Title:	President	Title:	Authorized Representative

Exhibit (h)(100)

Exhibit A

List of Funds

Emerald Banking and Finance Fund

Emerald Growth Fund

Emerald Insights Fund

Emerald Select trueMLP Strategy Fund

Emerald Small Cap Value Fund